

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 9, 2014

Via E-mail
Randolf F. Kassmeier, Esq.
Investar Holding Corporation
7244 Perkins Road
Baton Rouge, LA 70808

> **Re:** **Investar Holding Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted March 14, 2014**
> **CIK No. 000160658**

Dear Mr. Kassmeier:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed March 14, 2014

General

1. Please note the updating requirements in accordance with Rule 8-08 of Regulation S-X.

2. We note that you have elected not to submit a price range at this point. In order to expedite our review of many sections affected by the price of the offering, the staff would be happy to look at a draft range at any point.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presented (or intends to present) to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that were published

or distributed (or are published before you file publicly) in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

4.   Please disclose the underwriting arrangements on the cover page in accordance with Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 3

5.   Please add a discussion about your current operations, including a summary of your loan portfolio and present income streams.

6.   We note your disclosure on page 7 that you "have no present agreement or plan concerning any specific acquisition or similar transaction." Please revise your Summary, on pages 4 and 5, and your Business section, on pages 36 and 37, to include similar disclosure when discussing your growth strategy or referencing future acquisition opportunities.

Our Competitive Strengths, page 4

7.   We note your discussion on page 18 of the risks posed by your recent acquisitions and what appear to be ongoing efforts "to integrate the acquired assets and operations" of SLBB and FCB. Please reconcile this disclosure with the subheading "Proven Ability in Acquisition Execution and Integration" and disclosure that you have already "efficiently integrated the acquired operations of the SLBB and the FCB." Make corresponding revisions on pages 35 and 36.

Our Markets, page 5

8.   Disclose the concentration of your business in your primary market areas. In this regard we note your disclosure on page 13 that 96.13% of your loan portfolio is secured by properties or other collateral located in Louisiana and that 74.55% of the loans in your loan portfolio were made to borrowers who live or work in either the Baton Rouge or New Orleans metropolitan areas.

9.   Revise to provide a more balanced view of your primary market areas or Southern Louisiana on the whole, addressing both the positive and negative features of these markets. For example, consider discussing industry segments, unemployment rates and trends, average home prices and sales, as well as car sales and repossessions.

10.   We note that you have a "relatively small market share" but have not provided any context in your summary to make a relational comparison. Please disclose that your primary market areas are "dominated by a very few large financial institutions," as you note on page 37, or provide specific information about your competition's market share, as you disclose on page 35.

Dividend Policy, page 29

11.   Revise to disclose the terms and features of your junior subordinated debt and trust preferred securities that may restrict your ability to pay dividends. Similarly revise page 7 to note that you have securities currently outstanding which have a preference over dividends.

Dilution, page 31

12.   Please advise whether "Shareholders as of December 31, 2013" in the table at the bottom of the page were all either officers, directors, promoters, or affiliated persons. If not, revise to compare the effective cash costs of the common equity acquired by these individuals in all transactions during the previous five years to the public offering price. Refer to Item 506 of Regulation S-K.

Price Range of Our Common Stock, page 32

13.   Revise to describe the various factors considered in determining the offering price for your securities. Refer to Item 505 of Regulation S-K.

Business, page 32

Lending Activities, page 38

14.   Please revise to label the pie chart on page 38 as the legend provided is insufficiently legible.

15.   We note that your current auto loan lending standards "limit[] [y]our lending risk" and that your proposed finance company subsidiary would lend to those whose credit scores would not satisfy these standards. Please revise to expand upon this new line of business, for example: quantify your anticipated lending standards, disclose how or if you will manage the additional lending risk, and explain your rationale for creating and then lending through a subsidiary as opposed to directly adjusting your Bank's lending standards. Please disclose the criteria that your new lending facility will use to choose dealers which it will indirectly loan through, including whether it will utilize your Bank's existing relationships with automotive dealerships.

16.   We note both that more than 95% of your secured loans are located in Louisiana and that you consider hurricanes or other adverse weather conditions to be a material risk for your operations in Southern Louisiana. Please disclose your policies on insuring or requiring insurance on your secured properties.

Credit Risk Management, page 41

17.   We note that more than 25% of your total loan portfolio is comprised of auto loans that have been issued indirectly through automotive dealerships. As a result, neither the second or third bullet underneath your subheading titled "Underwriting" appears to be applicable to these loans, nor does your loan underwriting and credit approval process appear to be "centralized" with respect to this sizable segment of your loan portfolio. Please revise this apparent discrepancy or advise.

Description of Capital Stock, page 91

Stock Warrants, page 92

18.   We note that you "expect to extend the expiration date of [certain] warrants through the completion of this offering." Supplementally advise whether you will be registering any warrants and, if not, explain how you will extend the expiration date of these warrants.

Where You Can Find More Information, page 101

19.   Please do not qualify your disclosure. Although you may refer investors to your exhibits for more detailed information, you must disclose all material features in the prospectus itself. Please revise to delete similar impermissible qualifications on pages 85 and 91.

Note B. Acquisition Activity, page F-16

20.   We note disclosure of your acquisition of First Community Bank ("FCB") effective May 1, 2013. Please tell us how you considered the significance of this acquisition in determining whether to provide audited historical financial statements of FCB in this draft registration statement on Form S-1. Please refer to Rule 8-04 of Regulation S-X.

Note E. Allowance for Loan Losses, page F-24

21.   Please revise the Allowance for Loan Losses and Recorded Investment in Loans Receivable table on page F-25 to disclose separately the amounts attributable to loans acquired with deteriorated credit quality, i.e., ASC 310-30 loans. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact John Spitz, Staff Accountant at (202) 551-3484 or Amit Pande, Accounting Branch Chief at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Mark W. Jeanfreau, Esq.